EXHIBIT 99.4

KPMG LLP
Chartered Accountants	Telephone	(403) 691-8000
2700 205 – 5th Avenue SW	Fax	(403) 691-8008
Calgary AB T2P 4B9	Internet	www.kpmg.ca
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of Agrium Inc.
We consent to the inclusion in this annual report on Form 40-F of:
–	our Report of Independent Registered Public Accounting Firm dated February 21, 2007 on the consolidated balance sheets of Agrium Inc. (“the Company”) as at December 31, 2006 and 2005, and the consolidated statements of operations and retained earnings and cash flows for each of the years in the three-year period ended December 31, 2006

–	our Report of Independent Registered Public Accounting Firm dated February 21, 2007 on management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 and the effectiveness of internal control over financial reporting as of December 31, 2006 each of which is included in this annual report on Form 40-F of the Company for the fiscal year ended December 31, 2006.
We also consent to the incorporation by reference of such reports in Registration Statement No. 333-133965 on Form F-9 and Registration Statements No. 333-114276 and No. 333-132207 on Form S‑8 of Agrium Inc.
Signed “KPMG LLP”
Chartered Accountants
Calgary, Alberta
March 5, 2007